

February 26, 2010

Mr. John A. Clerico
Chief Executive Officer and Chairman of the Board
Global Industries, Ltd.
11490 Westheimer, Suite 400
Houston, TX 77077

   Re: **Global Industries, Ltd.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed March 2, 2009
       Schedule 14A Filed April 3, 2009
       Response Letters Dated January 22, 2010 and February 19, 2010
       File No. 0-21086

Dear Mr. Clerico:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director